DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

[redacted]

09046006

File #82-627

April 23, 2009

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

Dear Sirs/Mesdames:

Re: Financial Statements

Enclosed is a copy of our Second Quarter Financials and MD&A (six months ended February 28, 2009) for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Deanna L. Sauvé
Corp. Admin.

Enclosure

DENTONIA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2009

PREPARED BY MANAGEMENT WITHOUT AUDITORS' REVIEW

DENTONIA RESOURCES LTD.
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009
CONSOLIDATED BALANCE SHEETS

		FEBRUARY 28, 2009		AUGUST 31, 2008
ASSETS				
CURRENT				
CASH AND CASH EQUIVALENTS	$	55,158	$	10,435
RECEIVABLES		1,603		11,642
PREPAID EXPENSES		5,529		2,157
		62,290		24,234
RECLAMATION DEPOSITS		21,500		21,500
MINERAL PROPERTIES (NOTE 6)		22,584		1,381,341
EQUIPMENT (NOTE 7)		5,152		5,885
	$	111,526	$	1,432,960
LIABILITIES				
CURRENT				
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$	82,240	$	113,115
ACCOUNTS PAYABLE - RELATED PARTY (NOTE 10)		15,250		7,861
		97,490		120,976
LOAN PAYABLE (NOTE 9)		100,953		-
		198,443		120,976
SHARE CAPITAL AND DEFICIT				
SHARE CAPITAL (NOTE 8)		13,712,715		13,676,883
CONTRIBUTED SURPLUS		449,242		449,242
DEFICIT		(14,248,874)		(12,814,141)
		(86,917)		1,311,984
	$	111,526	$	1,432,960
NATURE AND CONTINUANCE OF OPERATIONS (NOTE 1)				
COMMITMENTS (NOTE 11)				

APPROVED BY THE DIRECTORS

John D. Davies, CFO & Director

Adolf A. Petancic, CEO & Director

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT WITHOUT AUDITORS' REVIEW

DENTONIA RESOURCES LTD.
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	SHARE CAPITAL					
	NUMBER OF SHARES	AMOUNT	CONTRIBUTED SURPLUS	DEFICIT	OTHER COMPREHENSIVE INCOME	TOTAL
BALANCE - AUGUST 31, 2007	64,592,411	12,860,804	420,363	(11,289,723)	-	$ 1,991,444
SHARES ISSUED:						
PRIVATE PLACEMENTS	13,300,000	1,040,000	-	-	-	1,040,000
SHARE ISSUE COSTS		(62,435)	-	-	-	(62,435)
FINDERS' FEE OPTIONS		(28,879)	28,879	-	-	-
FOR MINERAL PROPERTY INTERESTS	1,100,000	55,000	-	-	-	55,000
RENUNCIATION OF CANADIAN EXPLORATION COSTS		(187,607)	-	-	-	(187,607)
NET LOSS		-	-	(1,524,418)	-	(1,524,418)
BALANCE - AUGUST 31, 2008	78,992,411	13,676,883	449,242	(12,814,141)	-	1,311,984
SHARES ISSUED:						
PRIVATE PLACEMENT	400,000	20,000	-	-	-	20,000
SETTLEMENT OF DEBT	316,640	15,832				15,832
NET LOSS		-	-	(1,434,733)	-	(1,434,733)
BALANCE - FEBRUARY 28, 2009	79,709,051	$ 13,712,715	$ 449,242	$ (14,248,874)	$ -	$ (86,917)

The accompanying notes are an integral part of these financial statements.
PREPARED BY MANAGEMENT WITHOUT AUDITORS' REVIEW

DENTONIA RESOURCES LTD.
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	THREE MONTHS ENDED		SIX MONTHS ENDED	
	FEB 28 2009	FEB 29 2008	FEB 28 2009	FEB 29 2008
ADMINISTRATION EXPENSES				
AMORTIZATION	$ 366	$ 705	$ 733	$ 1,410
CONSULTING FEES	375	630	(8,265)	2,165
INVESTOR RELATIONS	3,303	5,000	4,053	12,500
LOAN INTEREST	953	-	953	-
OFFICE AND MISCELLANEOUS	15,807	15,075	32,298	23,913
PROFESSIONAL FEES	19,941	7,712	25,770	15,982
TRANSFER AGENT AND FILING FEES	10,321	17,978	16,801	26,924
TRAVEL	589	3,773	589	3,773
WAGES AND BENEFITS	(1,125)	47,356	4,174	88,556
LOSS BEFORE OTHER ITEMS	50,530	98,229	77,106	175,223
OTHER				
INTEREST INCOME	(1)	-	(1,040)	(1,355)
IMPAIRMENT OF MINERAL PROPERTIES	-	378,336	1,358,757	378,336
PROPERTY INVESTIGATION COSTS	-	-	(90)	-
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ 50,529	$ 476,565	$ 1,434,733	$ 552,204
BASIC AND FULLY DILUTED NET LOSS PER COMMON SHARE	$ -	$ 0.01	$ 0.02	$ 0.01
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	79,568,322	70,444,059	79,389,273	70,444,059

The accompanying notes are an integral part of these financial statements.
PREPARED BY MANAGEMENT WITHOUT AUDITORS' REVIEW

DENTONIA RESOURCES LTD.
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009
CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED		SIX MONTHS ENDED	
	FEB 28 2009	FEB 29 2008	FEB 28 2009	FEB 29 2008
CASH PROVIDED (USED) BY				
OPERATING ACTIVITIES				
NET LOSS	$ (50,529)	$ (479,038)	$ (1,434,733)	$ (552,204)
ITEMS NOT INVOLVING CASH				
AMORTIZATION	366	705	733	1,410
LOAN INTEREST	953	-	953	-
IMPAIRMENT OF MINERAL PROPERTIES	-	-	1,358,757	-
	(49,210)	(478,333)	(74,290)	(550,794)
NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS				
RECEIVABLES	1,048	-	10,039	-
PREPAID EXPENSES	(2,956)	-	(3,372)	-
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	28,312	252,759	(15,043)	79,351
ACCOUNTS PAYABLE - RELATED PARTY	10,000	-	27,389	-
	(12,806)	(225,574)	(55,277)	(471,443)
FINANCING ACTIVITIES				
LOAN PAYABLE	50,000	-	100,000	-
NET PROCEEDS FROM ISSUANCE OF SHARES	-	-	-	674,313
	50,000	-	100,000	674,313
INVESTING ACTIVITIES				
CAPITALIZED MINERAL PROPERTY EXPENDITURES	-	(220,339)	-	(538,508)
	-	(220,339)	-	(538,508)
CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	37,194	(445,913)	44,723	(335,638)
CASH AND CASH EQUIVALENTS BEGINNING OF THE PERIOD	17,964	486,650	10,435	376,375
CASH AND CASH EQUIVALENTS END OF THE PERIOD	$ 55,158	$ 40,737	$ 55,158	$ 40,737
SUPPLEMENTAL INFORMATION				
INTEREST PAID IN CASH DURING THE PERIOD	$ -	$ -	$ -	$ -
INCOME TAXES PAID IN CASH DURING THE PERIOD	$ -	$ -	$ -	$ -
NON-CASH TRANSACTIONS				
NON-CASH SETTLEMENT OF DUE TO RELATED PARTY	$ -	$ 30,092	$ 20,000	$ 30,092
NON-CASH SETTLEMENT OF ACCOUNT PAYABLE	$ 15,832	$ -	$ 15,832	$ -
SHARES ISSUED FOR MINERAL PROPERTIES	$ -	$ 55,000	$ -	$ 55,000
SHARE ISSUE COSTS RELATING TO FINDERS' FEE OPTIONS	$ -	$ 28,879	$ -	$ 28,879

The accompanying notes are an integral part of these financial statements.
PREPARED BY MANAGEMENT WITHOUT AUDITORS' REVIEW

1. NATURE AND CONTINUANCE OF OPERATIONS

Dentonia Resources Ltd. (the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd. and subsequently changed its name to Dentonia Resources Ltd. on October 19, 1979. The Company is a reporting issuer in British Columbia and Alberta, became listed on the TSX Venture Exchange in 1982 and continues to trade under the symbol "DTA". It is also registered as a foreign exempt corporation under section 1263-2(b), of the U.S. Securities and Exchange Act and with the U.S. Securities and Exchange Commission.

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties primarily in Canada. The Company has interests held directly or indirectly through its 43.37% (2007 – 40%) joint venture interest in DHK Diamonds Inc. ("DHK"). The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the carrying amounts of mineral properties are dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interests in the properties, the ability to obtain the necessary financing to complete exploration and development, and achieving future profitable production or selling its mineral properties for proceeds in excess of carrying amounts. Based on the above factors, these financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve its objectives above as a going concern.

For the six months ended February 28, 2009 the Company incurred a net loss of $1,434,733 (2008- $552,204) and as at February 28, 2009 has an accumulated deficit of $14,248,874.

2. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared under Canadian Generally Accepted Accounting Principles applicable to interim consolidated financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited annual financial statements for the year ended August 31, 2008 and included with the Company's annual report. In the opinion of management, these financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the six-month period ended February 28, 2009 and February 29, 2008. The accounting policies followed by the Company are unchanged from those outlined in its annual audited financial statements. Interim results of operations are not indicative of the results of operations for the full year.

These consolidated financial statements include the accounts of the Company and its 43.37% (2007 – 40%) proportionate interest in DHK. The Company's proportionate share of all significant intercompany transactions has been eliminated upon consolidation.

3. CHANGES IN ACCOUNTING POLICIES

From time to time, new accounting standards are pronounced by the Canadian Institute of Chartered Accountants. When released, these policies are reviewed by management to determine their impact on the Company's reported operating results and disclosures. New standards which become effective for the Company's 2009 fiscal year or thereafter are:

(a) Financial Instruments

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and

3. CHANGES IN ACCOUNTING POLICIES (CONTINUED)

performance; and (b) the nature and extend of risks arising from financial instruments which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance statements users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of elected interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

(b) Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

(c) Going-concern

In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of a company's ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern.

The adoption of the above recent accounting pronouncements will not have a significant impact on the Company's consolidated financial statements.

(d) International Financial Reporting Standards (IFRS)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. The carrying values of these financial instruments approximate their fair value due to the short-term maturity of these instruments.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUTED)

The Company is not exposed to any significant interest rate price risk or cash flow risk due to the short-term maturity of its monetary assets and liabilities. The Company's cash is held in a large Canadian financial institution and it does not hold any asset-backed commercial paper. The Company is not exposed to any significant credit risk with respect to its receivables, nor does it expect any credit losses.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages it liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to commodity market prices.

5. CAPITAL DISCLOSURES

The Company manages its cash, common shares, stock options and share purchase warrants as capital. The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, pursue the development of mineral resource interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company does not expect its current capital resources will be sufficient to meet all of its future operating requirements and is dependant upon future equity or debt transactions.

6. MINERAL PROPERTIES

	Lac de Gras	Pellat Lake	Atkinson	Thomlinson and Sedish	Lennac Lake	Brittain River	Total
Balance, August 31, 2008	$ 1	$ 22,583	$ 1,358,757	$ -	$ -	$ -	$ 1,381,341
Current expenditures	-	-	-	-	-	-	-
Mineral property impairment	-	-	(1,358,757)	-	-	-	(1,358,757)
Balance, February 28, 2009	$ 1	$ 22,583	$ -	$ -	$ -	$ -	$ 22,584

	Lac de Gras	Pellat Lake	Atkinson	Thomlinson and Sedish	Lennac Lake	Brittain River	Total
Balance, August 31, 2007	$ 1	$ 22,583	$ 1,293,711	$ 429,105	$ 71,803	$ 28,281	$ 1,845,484
Acquisition costs	-	-	55,000	-	-	-	55,000
Claims	-	-	-	30	-	-	30
Consulting	-	-	-	-	-	1,705	1,705
Drilling	78,744	-	-	-	-	-	78,744
Geological	-	-	6,350	-	-	-	6,350
Field	-	-	3,696	2,016	711,970	3,036	720,718
Reports	-	-	-	2,752	-	-	2,752
Current expenditures	78,744	-	65,046	4,798	711,970	4,741	865,299
Mineral property impairment	(78,744)	-	-	(433,903)	(783,773)	(33,022)	(1,329,442)
Balance, August 31, 2008	$ 1	$ 22,583	$ 1,358,757	$ -	$ -	$ -	$ 1,381,341

(a) Lac de Gras, Northwest Territories

DHK holds a 10.64% interest in the WO claim block consisting of mining claims and leases located in the Lac de Gras area of the Northwest Territories. As at February 28, 2009, DHK had advanced $2,880,770 to the project operator, Peregrine Diamonds Ltd., to carry out a work program. During fiscals 2008 and 2007, costs accumulated in excess of the amount originally expected for the work program and recoverability was not determinable. As such, the Company recorded an impairment charge of $78,744 in fiscal 2008 and $1,541,569 in fiscal 2007.

(b) Pellatt Lake, Northwest Territories

The Company has staked seven mineral claims for its own account and indirectly holds an interest in another three mineral leases and three mineral claims at Pellatt Lake, Northwest Territories through its 43.37% (2007 – 40%) joint venture interest in DHK.

6. MINERAL PROPERTIES (CONTINUED)

(c) Atkinson Gold Prospect, Ontario

During fiscal 2005, the Company entered into an option agreement to obtain a 100% interest in 4 claim groups referred to as the Atkinson Gold Prospect, in the Porcupine Mining District, Ontario. Pursuant to the agreement, the Company has issued 1,250,000 shares, made cash payments totalling $40,000, paid $64,885 in staking costs, engineering fees and completed a $350,000 work program. The Company met its 2008 cash payment requirement due January 20, 2008, by issuing 1,100,000 common shares in lieu of cash. In the first quarter ended November 30, 2008, the Company has abandoned its interests in this property and cumulative expenditures of $1,358,757 were expensed.

(d) Thomlinson Creek Property, British Columbia

During fiscal 2006, the Company entered into an option agreement to obtain 100% interest in 7 mineral claims referred to as the Thomlinson Creek Property, in the Omineca Mining Division, British Columbia. Pursuant to the agreement, the Company has made cash payments totalling $45,000 and completed a $350,000 work program. In the year ended August 31, 2008, the Company abandoned its interests in this property and cumulative expenditures of $433,903 were expensed.

(e) Lennac Lake Property, British Columbia

During fiscal 2007, the Company entered into an option agreement to obtain 100% interest in 3 mineral claims referred to as the Lennac Lake Property, in the Omineca Mining Division, British Columbia. Pursuant to the agreement, the Company has made a cash payment of $10,000. In the year ended August 31, 2008, the Company abandoned its interests in this property and cumulative expenditures of $783,773 were expensed.

(f) Brittain River Property, British Columbia

The Company entered into an option agreement on February 15, 2007 to obtain 100% interest in 1 mineral claim referred to as the Brittain River Property, in the Vancouver Mining Division, British Columbia. Pursuant to the agreement, the Company has made a cash payment of $10,000. In the year ended August 31, 2008, the Company abandoned its interests in this property and cumulative expenditures of $33,022 were expensed.

7. EQUIPMENT

	February 28, 2009			August 31, 2008		
	Cost	Accumulated	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	26,914	24,227	2,687	$ 26,914	23,929	2,985
Computer equipment	25,470	23,005	2,465	25,470	22,570	2,900
Computer software	948	948	-	948	948	-
	$ 53,332	$ 48,180	$ 5,152	$ 53,332	$ 47,447	$ 5,885

8. SHARE CAPITAL

(a) Authorized Share Capital

Unlimited common shares without par value

(b) Issued and Outstanding Share Capital

In the six months ended February 28, 2009 the Company:

i. Completed a non-brokered private placement of 400,000 units at a price of $0.05 per share for gross proceeds of $20,000. Each unit consists of 400,000 common shares and 400,000 non-transferable share purchase warrants exercisable over two years at $0.10 during the first year and $0.13 during the second year, expiring on November 10, 2010.

ii. Settled a debt of $15,832 by issuing 316,640 common shares at $0.05 per share in lieu of cash.

In fiscal 2008 the Company:

i. Completed a non-brokered private placement of 5,800,000 units comprised of 1,000,000 flow-through units at a price of $0.05 per unit for gross proceeds of $50,000 and 4,800,000 non-flow-through units at a price of $0.05 per unit for gross proceed of $240,000. Each flow-through unit consists of one flow-through common share and one-half of a non-flow-through, non-transferable share purchase warrant. One warrant will entitle the holder to acquire an additional share at a price of $0.10 per share to July 23, 2009 and thereafter at $0.15 per share to July 23, 2010, the expiry date.

ii. Met its cash payment requirement for Atkinson Gold Prospect, Ontario due January 2008, by issuing 1,100,000 common shares at a fair value of $110,000 in lieu of cash.

iii. Completed a non-brokered private placement of 7,500,000 flow-through units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit consists of one flow-through common share and one non-flow-through, non-transferable share purchase warrant. One warrant will entitle the holder to acquire an additional share at a price of $0.15 per share to October 10, 2009, the expiry date. In connection with the private placement, the Company paid a finder's fee of $45,000 cash and issued 600,000 finder's fee unit options exercisable at $0.10 per unit to October 10, 2009, the expiry date. The Company also incurred other share issuance costs of $15,935.

In fiscal 2007 the Company:

i. Completed a non-brokered private placement of 3,750,000 flow-through units and 500,000 non-flow through units at $0.10 per unit for gross proceeds of $425,000. Each unit consists of one common share and one-half of one share purchase warrant. One warrant will entitle the holder to acquire an additional share at $0.15 to May 24, 2008 and at $0.20 to May 24, 2009, the expiry date. In connection with the private placement, the Company incurred other share issuance costs of $2,625.

(c) Stock Options

The Company has a stock option plan to grant options, of up to 10% of the issued and outstanding share capital of the Company from time to time, to directors, senior officers, employees, dependent contractors and consultants of the Company at the discretion of the Board. Options granted under the plan will be for a term not to exceed five years.

During fiscal 2007, the Company issued 2,750,000 stock options to directors and consultants with a fair value of $301,591 (calculated using the Black-Scholes option-pricing model) and recorded $301,591 as stock-based compensation expense for that year.

8. SHARE CAPITAL (CONTINUED)

(c) Stock Options (Continued)

In conjunction with the private placement in October 2007, the Company issued 600,000 finder's fee unit options, which are exercisable at $0.10 per unit. The Company recorded $28,879 as share issue costs and contributed surplus calculated using the Black-Scholes option-pricing model.

In December 2008, the shareholders of the Company approved the reduction of the option exercise prices on the outstanding options from $0.17 to $0.10.

The following weighted average assumptions were used for valuing the above options.

Risk-free interest rate	4.21%
Expected life of options	5 years
Annualized volatility	126%
Dividend rate	0.00%

Option pricing models require the input of highly speculative assumptions, including the expected future price volatility of a company's shares. Changes in these assumptions can materially affect the fair value estimate and, therefore, existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

As at February 28, 2009, the following stock options and share purchase warrants were outstanding:

i. Directors, Employees and Consultants

	Balance February 28, 2009		Balance August 31, 2008	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance beginning of the period	1,500,000	$ 0.10	2,827,500	$ 0.10
Cancelled	(300,000)	$ 0.10	(1,327,500)	0.10
Balance end of the period	1,200,000	$ 0.10	1,500,000	$ 0.10

Options Outstanding				Options Exercisable	
Exercise Price $	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
0.10	1,200,000	3.2	0.10	1,200,000	0.10

Director, employee and consultant options outstanding at February 28, 2009 will expire May 16, 2012.

8. SHARE CAPITAL (CONTINUED)

(c) Stock Options (Continued)

ii. Finder's Fee Options

	Balance, February 28, 2009			Balance, August 31, 2008		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Balance beginning of period	600,000	$	0.10	-	$	-
Issued	-		-	600,000		0.10
Balance end of the period	600,000	$	0.10	600,000	$	0.10

Finder's fee options outstanding at February 28, 2009 will expire October 10, 2009.

(d) Share Issue Warrants

	Balance, February 28, 2009			Balance, August 31, 2008		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Balance beginning of period	12,525,000	$	0.18	23,468,501	$	0.29
Issued	400,000		0.12	10,400,000		0.15
Expired	-		-	(21,343,501)		0.29
Balance end of the period	12,925,000	$	0.18	12,525,000	$	0.17

Warrants outstanding at February 28, 2009 expire between May 24, 2009 and July 23, 2010.

9. LOAN PAYABLE

The Company entered into a loan agreement with a shareholder for an initial loan of $50,000 as a first tranche of a four-tranche loan of $200,000. The loan bears interest at 6% per annum, convertible into common shares of the Company at $0.10 per share in the first year and at $0.20 per share in the second year and is secured by the Company's equity interest in DHK Diamonds Inc. Principal and interest are due November 4, 2010. On February 27, 2009, the company received a second tranche of $50,000.

As at February 28, 2009 the company recorded loan balance of $100,000 and loan interest of $953.

10. RELATED PARTY TRANSACTIONS

During the three months ended February 28, 2009, the Company entered into the following transactions with related parties:

- The Company incurred $Nil (2008 – $47,356) in salaries and fees to officers of the Company.

During the six months ended February 28, 2009, the Company entered into the following transactions with related parties:

(a) The Company incurred $2,779 (2008 – $88,556) in salaries and fees to officers of the Company.

(b) Paid consulting fees of $Nil (2008 - $1,500) to a director of the Company and a company controlled by an officer of the Company.

(c) Paid investor relation services of $Nil (2008 - $7,500) to a company controlled by a director of the Company.

As at February 28, 2009, Accounts payable of $15,250 (2008 - $Nil) is owing to a director for trade payables paid on behalf of the Company.

These transactions were in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties. Related parties include directors, officers and their companies.

11. COMMITMENTS

The Company has a monthly lease commitment of $2,000 until August 9, 2009. Note 6 summarizes the Company's commitments covering mineral properties.

DENTONIA RESOURCES LTD

RECEIVED
2009 MAY -1 A 5:-3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F1 – MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Second Quarter Ended February 28, 2009
(Unaudited Financial Statements)

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979.

Currently, the Company, either directly or indirectly through its 43.37% equity interest in DHK Diamonds Inc. ("DHK"), has interests in two diamond properties. These properties are in the early or advanced stages of exploration.

The Company is a reporting issuer in British Columbia & Alberta and trades on the TSX Venture Exchange (the "Exchange") under the symbol "DTA". The Company is also registered as a foreign exempt corporation with the Securities & Exchange Commission under section 12g3-2(b), file #82-627.

The Company prepared its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles and its Management's Discussion and Analysis (MD&A) should be read in conjunction with its unaudited financial statements for the quarters ended February 28, 2009 and 2008 and the audited financial statements for the fiscal years ended August 31, 2008 and 2007.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A using the terms "may", "expects to", "projects", "estimates", "plans", and other terms denoting future possibilities, are forward-looking statements in respect to various issues including upcoming events based upon current expectations, which involve risks and uncertainties that could cause actual outcomes and results to differ materially. The future conduct of the Company's business and the feasibility of its mineral exploration properties are dependent upon a number of factors and there can be no assurance that the Company will be able to conduct its operations as contemplate and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are beyond our ability to predict or control and which may cause actual results to differ materially from the projections or estimates contained herein. The risks include, but are not limited to, the risks described in the this MD&A; those risks set out in the company's disclosure documents and its annual, quarterly and current reports; the fact that exploration activities seldom result in the discovery of a commercially viable mineral resource and are also significant amounts of capital to undertake and the other risks associated with start-up mineral exploration operations with insufficient liquidity, and no historical profitability. The Company disclaims any obligation to revise any forward looking statements as a result of information received after the fact or regarding future events.

1.1 DATE OF REPORT

April 23, 2009

1.2 OVERALL PERFORMANCE

As of February 28, 2009 the Company had a working capital (deficiency) of ($35,200), (2008 – ($238,036)), compared with a working capital (deficiency) of ($96,742) as of August 31, 2008, the fiscal year-end.

For the three months ended February 28, 2009, the Company recorded a net loss of $50,529 or $0.001 per share, compared to net loss of $476,565 or $0.01 per share for the same period in the prior fiscal year.

For the six months ended February 28, 2009, the Company recorded a net loss of $1,434,733 or $0.02 per share, compared to net loss of $552,204 or $0.01 per share for the same period in the prior fiscal year.

1.3 SELECTED ANNUAL INFORMATION

N/A

1.4 RESULTS OF OPERATIONS

Diamonds

WO Diamond Project, Lac de Gras , NWT

The current interests in the WO Diamond Project, consisting of 14 active mineral claims and 3 mineral leases, registered in Peregrine's name, are held by Peregrine as to 71.85%, Archon as to 17.51% and DHK as to 10.64%.

Share position and percentage of equity interests in DHK are as follows:

	Total Shares Issued to each Shareholder as of March 17, 2009	Percentage
Dentonia Resources Ltd.	50,848	43.37%
Horseshoe Gold Mining Inc.	15,553	13.26%
Kettle River Resources Ltd.	50,848	43.37%
TOTAL:	**117,249**	**100%**

A total of $2,438,330 in exploration expenditures was incurred on the WO Prospect in 2008.

A budget of $145,000 for 2009 is now proposed. This work includes completion of a final DO18 Geology Report by Mineral Services Ltd. and an extension to the land use permit.

Results from the 2008 program show the DO27 kimberlite (9 hectares) to have an estimated 18.2 million carats in 19.5 million tonnes of kimberlite with an estimated grade of 94 cpht. An additional 6.5 to 8.5 million tonnes of kimberlite below the indicated resource were classified as a potential mineral deposit. This report was distributed and filed on Sedar and is NI 43-101 compliant.

A final geology report for the DO18 kimberlite from Mineral Services Ltd., originally schedule for completion in the summer of 2008, will be completed within the next few weeks.

To date, 27 drill holes have been completed in the DO18 kimberlite (4 hectares) located 400m north of DO27. Twelve diamond drill holes and one large diameter drill hole were completed by Kennecott during 1994 to 1996. Fourteen diamond drill holes were completed in 2005/06 and lithologically logged by Mineral Services Ltd. in 2007. Four diamond drill holes exploring the area between DO27 and DO18 were completed in 2006 (Mid Zone).

It is believed there is a reasonable chance that the DO27 kimberlite could support a mining operation in the future. Economic factors for this Project continue to be monitored including rough diamond prices, mining and processing techniques, the status of nearby diamond mines and regional infrastructure developments.

For example, since the DO27 is covered by a shallow lake, one new mining technique to be considered is an underwater crawler currently being tested by BHP at one of its kimberlites.

The WO Project, apart from the above work, is currently placed on maintenance and safekeeping.

Pellatt Lake Claim Block – NWT, Canada

During 2007 Peregrine drilled 3 geophysical targets but did not intersect any kimberlites.

Dentonia owns 49% of the 7 claims and, through DHK, has a 43.37% net interest in the 3 additional mineral leases and 3 additional mineral claims. Peregrine earned a 51% interest in these leases and claims to date.

For further details of Dentonia's diamond projects, please refer to Dentonia's Annual Report 2008, a copy of which can be found at www.sedar.com, or on Dentonia's web site at www.dentonia.net. You could also request a hard copy by contacting the office at 604-682-1141 or by email at dentonia@telus.net.

Other Projects

Atkinson Gold Prospect, Ontario; Sedish Creek Copper-Molybdenum Prospect, BC; Thomlinson Creek Molybdenum Prospect, BC; and Lennac Lake Porphyry Cu-Mo Prospect, BC

After extensive exploration, including core drilling, the Atkinson, Lennac Lake and Thomlinson Creek prospects, with inclusive results, and difficulty in obtaining an exploration permit for Sedish Creek Project, the Company abandoned all of these projects during 2008.

1.5 SUMMARY OF QUARTERLY RESULTS

The Company experienced a net loss of $50,529 ($0.001) per share for the quarter ended February 28, 2009 compared to a net loss of $476,565 or $0.01 per share for the same period last year.

	Feb 28, 2009	Nov 30, 2008	Aug 31, 2008	May 31, 2008	Feb 29, 2008	Nov 30, 2007	August 31, 2007	May 31, 2007
Revenue	-	-	-	-	-	-	-	-
General and admin expenses	50,529	25,447	141,151	56,736	98,229	75,639	410,726	348,752
Write off/impairment of mineral properties	0	1,358,757	774,327	0	378,336	0	1,190,166	365,054
Loss	(50,529)	(1,384,204)	(915,478)	(56,736)	(476,565)	(75,639)	(1,600,892)	(713,806)
Loss per share	0.00	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total assets	111,526	72,790	1,432,960	2,692,350	2,734,639	2,567,760	2,460,220	2,745,108
Total longterm liabilities	100,953	50,000	-	-	-	-	-	-

Operating expenses totalled $50,530 for the quarter ended February 28, 2009 compared to $98,229 for the same period ended February 29, 2008. Details of the five largest operating expenses are as follows:

- Transfer agent and filing fees of $10,321 (2008 - $17,978);
- Office and general of $15,807 (2008 - $15,075);
- Professional fees of $19,941 (includes legal, audit and accounting) (2008 - $7,712);
- Loan interest of $953 (2008 - $Nil);
- Investor relations of $3,303 (2008 - $5,000) were incurred and consisted of dissemination of news releases, mailing brochures, maintaining a website at www.dentonia.net, meeting with shareholders, brokers & investors and dissemination of information through Stockwatch and Stockgroup.

The Company expects to spend the same amount in the next quarter. All other expenses are in the normal course of doing business.

Financings

On November 10, 2008 the Company entered into a loan agreement with Dr. Stewart Blusson whereby Dr. Blusson advanced the sum of $50,000 to the Company as a first tranche of a possible four-tranche loan of $200,000. The loan will bear interest at 6% per annum, convertible into common shares of the Company at $0.10 per share in the first year and at $0.20 per share in the second year. This loan will be secured by Dentonia's equity interest in DHK Diamonds Inc.

On February 27, 2009 the Company received a second tranche of $50,000.

1.6 LIQUIDITY

All of the Company's properties are at the advanced or early exploration stages. The Company does not expect to generate any revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital. Fluctuations in the Company's share price may affect its ability to obtain future financing and the rate of dilution to existing shareholders.

1.7 CAPITAL RESOURCES

The Company sees the exercise of stock options and warrants as a source of capital, but as of the date of this Report, none of the stock options and warrants outstanding are in-the-money.

1.8 OFF BALANCE SHEET ARRANGEMENTS – DHK DIAMONDS INC. ("DHK")

The Company's interests in the WO claim block, mineral leases SAS1, 2, & 3, 3 Pellatt Lake claims, and 3 Pellatt Lake Leases are indirectly held through DHK, a private company incorporated under the laws of NWT, in which the Company has a 43.37% equity position.

As of the date of this MD&A, the following advances were made, by way of subscription for common shares, at prices ranging from $100, $37.31 and $22.11 per share, by the respective shareholders of DHK, adjusted as of February 28, 2009.

Shareholders' Advances and Subscription

Dentonia Resources Ltd.	$3,008,400.05
Horseshoe Gold Mining Inc.	1,487,114.00
Kettle River Resources Ltd.	3,008,400.05
	$7,503,914.10

Share Position and Percentage

	Total Shares Issued to each Shareholder as of February 28, 2009	Percentage
Dentonia	50,848	43.37%
Horseshoe	15,553	13.26%
Kettle River	50,848	43.37%
TOTAL:	117,249	100%

1.9 TRANSACTIONS WITH RELATED PARTIES

During the three months ended February 28, 2009, the company entered into the following transactions with related parties;

(a) The Company incurred $Nil (2008 - $47,356) in salaries and fees to officers of the Company.

During the six months ended February 28, 2009, the company entered into the following transactions with related parties;

(b) The Company incurred $2,779 (2008 - $88,556) in salaries and fees to officers of the Company.

(c)The Company incurred $Nil (2008 - $1,500) in consulting fees to a director of the Company and a company controlled by an officer of the Company.

(d) The Company incurred $Nil (2008 - $7,500) in investor relation services to a company controlled by a director of the company.

As at February 28, 2009, the Company owed $15,250 (2008 - $Nil) to a director for trade payables paid on behalf of the Company.

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

1.10 FOURTH QUARTER

N/A

1.11 PROPOSED TRANSACTIONS

At this stage, the Company is investigating various projects in the Yukon, BC and Saskatchewan, however, no conclusions or agreements have been reached.

1.12 CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of equipment and resource interests, useful lives for depreciation and amortization, and cost allocations to specific projects. Financial results as determined by actual events could differ from those estimates.

1.13 CHANGES IN ACCOUNTING POLICIES

The Company follows the Canadian Institute of Chartered Accountants Handbook (CICA HB) Section 3870 relating to stock-based compensation and other stock-based payments.

Canadian tax legislation permits an enterprise to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investor rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences. On the date that the Company renounces flow-through expenditures to the investor and where the Company has sufficient available tax losses or pools of tax deductions, a portion of the Company's future income tax assets that were not recognized

in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations.

International Financial Reporting Standards

In January 2006, the Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS") for annual and interim financial statements for years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement of comparative amounts reported by the Company. The Company is assessing the impact of this transition to IFRS on the Company's financial statements and developing an implementation plan.

1.14 FINANCIAL INSTRUMENTS & OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, GST receivable, amounts due to related parties, prepaid expenses and accounts payable.

The fair value of arms-length financial instruments approximates their carrying value due to their short-term maturity.

The fair value of related party balances cannot be reasonably determined as comparable risk and interest rate profiles are not readily available.

1.15 OTHER MD&A REQUIREMENTS

Internal Control Risks

The President or the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with Canadian GAAP. The design of the Company's internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, a weakness common to small companies was identified. Dentonia does not have a sufficient number of personnel to allow for proper segregation of duties. To compensate for this, all major commitments and all payments require two signatures, including CEO, and a member of the board of directors.

Furthermore, the officers and directors will continue to monitor very closely all financial activities of the Company to mitigate this weakness, and candid discussion of any risks with the audit committee.

Risks And Uncertainties

The risks and uncertainties affecting the Company remain substantially unchanged from those disclosed in the Annual MD&A. It is the management's opinion that the Company has sufficient funds on hand to meet the Company's ongoing administrative expenses for a period of at least twelve months.

Outstanding Share Data

Authorized: Unlimited common shares without par value
Issued: Common: 79,709,051 - $13,712,715

	COMMON SHARES	SHARE CAPITAL
Balance as at August 31, 2005	32,974,044	$ 8,696,220
Issued for cash:		
Private placement, net of share issue costs	21,343,501	3,478,025
Exercise of warrants	5,172,366	616,257
Exercise of stock options	852,500	88,575
Transferred from contributed surplus:		
Exercise of warrants	-	3,400
Exercise of stock options (agent)	-	1,692
Renunciation of cumulative eligible exploration costs	-	(445,740)
Balance as at August 31, 2006	60,342,411	$12,438,429
Issued for cash in a private placement, net of share issue costs	4,250,000	422,375
Balance as at August 31, 2007	**64,592,411**	**$12,860,804**
Issued for cash		
Private placement @ $0.10, net of share issue costs	7,500,000	658,686
Private placement @ $0.05, net of share issue costs	5,800,000	290,000
Property payment (Atkinson)	1,100,000	55,000
Renunciation of cumulative eligible exploration costs	-	(187,607)
Balance as at August 31, 2008	**78,992,411**	**$13,676,883**
Private placement @ $0.05	400,000	20,000
Balance as at November 30, 2008	79,392,411	-
Issued to satisfy debt	316,640	$15,832
Balance as at February 28, 2009	**79,709,051**	**$13,712,715**

Options outstanding

Name	Number	Exercise Price	Expiration Date
Adolf A. Petancic	600,000	$0.10	May 16, 2012
H. Martyn Fowlds	300,000	$0.10	May 16, 2012
John Chalcraft	300,000	$0.10	May 16, 2012
	1,200,000		

Name	No. of Units	Exercise Price	Expiration Date
Scotia McLeod ITF Limited Market Dealer Inc.	*600,000	$0.10	Oct. 10, 2009

*These unit options carry the same terms and conditions as the private placement dated October 10, 2007; therefore upon exercise of the options, Limited Market Dealer Inc. becomes the holder of 600,000 common shares and 600,000 warrants exercisable at $0.15 per share if exercised on or before October 10, 2009.

Warrants outstanding

No. of Warrants	Price	Expiry
7,500,000	$0.20 per share	Oct. 10, 2009
2,125,000	$0.20 per share	May 24, 2009
2,900,000	$0.10/$0.15 per share	July 23, 2010
400,000	$0.10/$0.13 per share	Nov. 10, 2010
12,925,000		

The Company's President & Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company.

In accordance with the requirements of Multilateral Instrument 52-109, Certification and Disclosure in the Company's annual and interim filings, evaluations of the design and operating effectiveness of disclosure controls and procedures and the design effectiveness of internal control over financial reporting were carried out under the supervision of the CEO and CFO as of the end of the period covered by this report.

The CEO and CFO have concluded that the design and operation of disclosure controls and procedures were adequate and effective to provide reasonable assurance that material information relating to the Company would have been known to them and by others within those entities. The CEO and CFO have also concluded that the Company's internal controls over financial reporting are designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

While there were no changes that occurred for the most recent fiscal period that have materially affected the Company's internal control procedures, the CEO and CFO will continue to attempt to identify areas to improve controls and intend to incorporate such improvement over the next fiscal year.

Approval

The Board of Directors of Dentonia Resources has approved the disclosures contained in this Interim MD&A. A copy of this MD&A and unaudited financial statements ended February 28, 2009 will be provided to anyone who requests this information.

Additional Information

For press releases and other up-dated information, please contact the Company either by phone (604) 682-1141, fax (604) 682-1144, e-mail at dentonia@telus.net, refer to the Company's website at www.dentonia.net or refer to the SEDAR website at www.sedar.com.